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                       Securities and Exchange Commission
                              Washington, DC 20549
                                 Schedule 14D-9

                      Solicitation/Recommendation Statement
                          Under Section 14(d)(4) of the
                         Securities Exchange Act of 1934

                               (Amendment No. ___)

                                   ITXC Corp.
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                            (Name of Subject Company)

                                   ITXC Corp.
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                       (Name of Persons Filing Statement)

                                  Common Stock
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                         (Title of Class of Securities)

                                    45069F109
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                      (CUSIP Number of Class of Securities)

                    Theodore M. Weitz, Esq., Vice President,
                         General Counsel and Secretary
                                   ITXC Corp.
                              750 College Road East
                           Princeton, New Jersey 08540
                                 (609) 750-3333
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                 (Name, address and telephone numbers of person
                authorized to receive notices and communications
                   on behalf of the persons filing statement)


[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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{email sent to employees}

April 23, 2003

NOTE TO EMPLOYEES:

          Many of you have asked for a status report on IDT's press release and letter and for some more information about the Shareholder Rights Plan which ITXC has adopted. First, you should be aware that, since most employees are also shareholders or option holders, our ability to communicate to you about a proposed offer is closely regulated under the securities laws. If, at some point, an offer is actually filed, for a period of time we will only be able to communicate through certain specified formal documents filed with the Securities and Exchange Commission.

          On April 10, 2003, IDT issued a press release indicating its intent to make an offer directly to shareholders, but has not yet undertaken the steps necessary to publicly file an offer to shareholders with the SEC. Under the securities laws, an offer of the type described must be made by such a filing and must be based on specific offering documents filed with the SEC and sent to each shareholder. This is referred to as a tender offer. By law the tender offer must be kept open at least 20 business days. During this period other parties have the right to make competing offers.

          We cannot be certain if IDT will in fact follow through on its public announcement and file a tender offer, or, if it does, whether the tender offer will be on the same terms as originally announced in its press release. As you are also aware, ITXC's Board reviewed the initial announcement by ITXC and, in its press release of April 10, 2003 indicated its initial belief that the proposed offer was inadequate and not in the shareholders' interests.

          The Board is committed to acting thoughtfully and diligently in fulfilling its obligation to act in the shareholders' interests and continues to monitor the situation. The Board has retained experts, including the investment banking firm of Morgan Stanley as financial advisor, to assist it in such activities and to assure that the shareholders' interests are properly protected.

          The Board also announced its adoption of a Shareholder Rights Plan and declared a dividend of one Right on each outstanding share of ITXC common stock. Many of you have asked for details on the mechanics of such a plan. The exact operation of a Shareholder Rights Plan is quite complex, and is available in the documents ITXC has filed with the SEC. The most important part of the Plan is that it would have the effect of making a purchase of more than 15% of the Company's shares prohibitively expensive for a purchaser by diluting the purchaser's interest if it acts without the consent of the ITXC Board. The Shareholder Rights Plan was adopted to enhance the Board's ability to protect stockholders against, among other things, abusive takeover tactics and other unsolicited takeover proposals that do not offer stockholders and adequate price or otherwise are not in the best interests of our stockholders. The plan will not prevent an acquisition at a fair price approved by the Board.

          In the event that a tender offer is actually filed by IDT, or any other entity, the Board and management will be restricted in communications to the public, including employees, but you should watch our formal filings and releases to give you further information. If anyone outside the company asks you about the proposed offer or any subsequent litigation or investigation, please refer them to the press release or future public statements. If your job requires you to deal with IDT, please continue to do business as usual and treat them as you would any valued customer. If anyone seeks any nonpublic information about ITXC other than information you would normally have provided in the course of the customer relationship, as always you should refuse.

         I hope this answers some of your questions on this process.

          IN THE EVENT THAT IDT COMMENCES A TENDER OFFER WITH RESPECT TO THE COMMON STOCK OF ITXC, ITXC INTENDS TO PREPARE AND FURNISH TO THE SEC A SOLICITATION/RECOMMENDATION STATEMENT. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE SOLICITATION/RECOMMENDATION STATEMENT CAREFULLY WHEN THE SOLICITATION/RECOMMENDATION STATEMENT IS AVAILABLE. THAT STATEMENT WILL CONTAIN IMPORTANT INFORMATION ABOUT ITXC AND THE IDT OFFER, IF IT MATERIALIZES.
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Investors and security holders will be able to obtain free copies of ITXC's
Solicitation/Recommendation Statement and related documents through the web site maintained by the U.S. Securities and Exchange Commission at http//www.sec.gov and from ITXC by contacting ITXC's investor relations department. ITXC files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements and other information filed by ITXC at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on public reference rooms. ITXC's filings with the Commission also are available to the public from commercial document-retrieval services and at the web site maintained by the Commission at http//www.sec.gov.

Ted Weitz
Vice President, General Counsel and Secretary